                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                          Commission file number 1-9924

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              CITIGROUP 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 CITIGROUP INC.
                                 399 Park Avenue
                            New York, New York 10043

                              CITIGROUP 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)

                              CITIGROUP 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2005 and 2004

                                Table of Contents

Report of Independent Registered Public Accounting Firm                        1

Financial Statements:
   Statements of Net Assets Available for Plan Benefits as of
      December 31, 2005 and 2004                                               2
   Statements of Changes in Net Assets Available for Plan Benefits for the
      Years Ended December 31, 2005 and 2004                                   3
   Notes to Financial Statements                                               4

Supplemental Schedule*:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of
   December 31, 2005                                                          16

*    Schedules required by Form 5500 which are not applicable have been omitted.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plans Administration Committee of
Citigroup Inc.:

We have audited the accompanying statements of net assets available for plan benefits of Citigroup 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.


/s/ KPMG LLP
New York, New York

June 28, 2006

                              CITIGROUP 401(K) PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2005 and 2004

                                                                2005              2004
                                                          ---------------   ---------------
Assets:
   Investments                                            $11,670,320,965   $11,269,149,167
                                                          ---------------   ---------------
   Receivables:
      Receivable for investments sold but not delivered         8,797,779         8,891,336
      Interest and dividends                                    5,618,161        11,266,308
      Employer contributions                                   69,237,764        69,083,778
      Due from Security Bank N.A. Profit Sharing Plan           1,483,996                --
      Due from Lava Trading Inc. 401(k) Plan                           --         4,018,337
                                                          ---------------   ---------------
         Total receivables                                     85,137,700        93,259,759
                                                          ---------------   ---------------
         Total assets                                      11,755,458,665    11,362,408,926
                                                          ---------------   ---------------
Liabilities:
   Payable for investments purchased but not received           3,362,898                --
   Payable for trustee and administrative fees                  1,454,345         1,958,156
                                                          ---------------   ---------------
         Total liabilities                                      4,817,243         1,958,156
                                                          ---------------   ---------------
         Net assets available for plan benefits           $11,750,641,422   $11,360,450,770
                                                          ===============   ===============

See accompanying notes to financial statements.

                              CITIGROUP 401(K) PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 2005 and 2004

                                                            2005              2004
                                                      ---------------   ---------------
Additions to net assets attributed to:
   Investment income:
      Dividends                                       $   296,860,608   $   190,994,694
      Interest                                             95,740,802       100,952,595
      Net appreciation in fair value of investments       309,811,749       389,079,376
                                                      ---------------   ---------------
         Net investment income                            702,413,159       681,026,665
                                                      ---------------   ---------------
   Contributions:
      Participants                                        579,331,069       526,946,345
      Employer                                             69,237,764        69,083,778
                                                      ---------------   ---------------
         Total contributions                              648,568,833       596,030,123
                                                      ---------------   ---------------
         Total additions                                1,350,981,992     1,277,056,788
                                                      ---------------   ---------------
Deduction from net assets attributable to:
   Distributions to participants                          978,910,901       775,559,473
   Trustee and administrative expenses                      4,668,850         7,987,877
                                                      ---------------   ---------------
         Total deductions                                 983,579,751       783,547,350
                                                      ---------------   ---------------
         Net increase before transfers                    367,402,241       493,509,438
                                                      ---------------   ---------------
Transfers in from other plans (note 1)                     32,406,414        22,921,530
Transfer out to other plans                                (9,618,003)         (450,028)
                                                      ---------------   ---------------
         Net increase after transfers                     390,190,652       515,980,940
                                                      ---------------   ---------------
Net assets available for plan benefits at:
   Beginning of year                                   11,360,450,770    10,844,469,830
                                                      ---------------   ---------------
   End of year                                        $11,750,641,422   $11,360,450,770
                                                      ===============   ===============

See accompanying notes to financial statements.

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

(1)  DESCRIPTION OF PLAN

     The following brief description of Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     GENERAL

     The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company) and its subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Effective January 1, 2001, the Plan was designated as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (Code). Effective March 1, 2003, the Plan consists of an ESOP component, and a non-ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan, provided that this component also includes amounts invested in investment funds other than the Citigroup Common Stock Fund to the extent that these amounts are attributable to contributions and earnings thereon made to participant accounts for any Plan Year beginning on or after January 1, 2003.

     In connection with the June 23, 2005 transaction agreement between Citigroup Inc. and Legg Mason Inc., regarding the December 1, 2005 sale of Citigroup Asset Management (CAM) to Legg Mason, Legg Mason employees whose employment transferred to Citigroup, became eligible to enter the Plan effective January 1, 2006. CAM employees who participated in the Plan, and whose employment transferred to Legg Mason, were terminated from the Plan effective December 1, 2005, and received a pro rata employer match for plan year 2005. There were no Plan assets transferred out during 2005 due to this transaction. CAM employees were permitted to rollover their plan loan notes to the Legg Mason 401(k) Plan within 90 days after January 1, 2006. Conversely, Legg Mason employees were permitted to rollover their plan loan notes to the Plan within 90 days after January 1, 2006.

     Effective June 1, 2005, the Plan account balances of participants who had balances in, but did not contribute to the Plan since June 2001, and were eligible to participate in the Citibuilder 401(k) Plan for Puerto Rico, were transferred to the Citibuilder 401(k) Plan for Puerto Rico. On June 1, 2005, investments, including loans, in the amount of $9,618,003 were transferred from the Plan to the Citibuilder 401(k) Plan for Puerto Rico.

     Effective March 28, 2005, the rules governing mandatory distributions from the Plan were changed so that under the new rules, for participants who terminate employment, balances between $1,000 and $5,000 will be automatically rolled over to an individual retirement plan designated by the Plan Administrator, if the participant does not elect to have this balance distributed within 90 days after the participant's receipt of a notice from the Plan. However, distributions for participants who are age 65 or

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


     older, and have an account balance of $5,000 or less, are not eligible for an automatic rollover. Participants with accounts valued at less than $1,000, will also be ineligible for an automatic rollover.

     Effective February 1, 2005, unless they elect otherwise, employees who were hired on or after this date were automatically enrolled in the Plan 90 days from the date they met the participation requirements under the Plan. In the case of a new or rehired employee who is automatically enrolled, three percent of an employee's eligible pay is deducted each pay period and deposited into the Citi Institutional Liquid Reserve Fund. If an employee chose not to contribute to the Plan, he or she needed to opt out within 90 days of his or her eligibility date.

     On February 1, 2005, Citigroup initiated the Financial Education Program, free of charge, to benefits-eligible employees. The program features a toll-free telephone number staffed by financial counselors, and a secure Web-based tool where employees can obtain asset allocation assistance for their 401(k) plan investments based on their individual risk profile, retirement horizon and other factors. Ernst & Young's EY Financial Planner Line manages the telephone financial education program. Financial Engines Online Advisor, a personal online financial advisor service, manages the Web-based tool since the discontinuance of Ernst & Young's eAdvisor Plus.

     On January 31, 2005, Citigroup announced an agreement for the sale of Citigroup's Travelers Life and Annuity (TLA) and, to a large extent, all of Citigroup's international insurance business to Metropolitan Life, Inc. (MetLife). The transaction occurred on July 1, 2005. There were no Plan assets transferred out during 2005 due to this transaction. Therefore, TLA employees were able to retain their account balances in the Plan, and be eligible for a half -year match at the end of Plan Year 2005.

     Effective December 9, 2004, in connection with the August 9, 2004 asset purchase agreement between Citigroup and Knight Trading Group (Knight), employees of the Knight Derivatives Market business unit acquired by Citigroup became eligible to participate in the Plan.

     On January 9, 2004, Citigroup acquired Washington Mutual Finance Corporation (WaMu) from Washington Mutual, Inc. In connection with this purchase, transferred employees who were actively participating in the tax-qualified 401(k) Plan maintained by Washington Mutual Inc. were eligible to participate in the Plan as of March 1, 2004.

     On November 3, 2003, the purchase, sale, and servicing agreement between Sears, Roebuck and Co., Sears Financial Holding Corporation, Sears National Bank, Sears Roebuck De Puerto Rico, Inc., Sears Life Holding Corp., SRFG, Inc. Sears Intellectual Property Management Company, and certain other subsidiaries of Sears (Sears) and Citigroup was consummated, in which the credit card business of Sears was purchased by Citigroup. Effective January 1, 2004, as a result of this purchase agreement, employees of Sears who previously participated in the Sears 401(k) Plan, whose employment transferred to Citigroup, became eligible to participate in the Plan.

     In 2002, certain account balances totaling $4,079,276 of European American Bank Profit Sharing and Savings Plan and Trust and Copelco Capital were transferred into the Plan. In 2003 account balances

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


     totaling $259,624 were transferred back to the ABN AMRO Group Profit Sharing and Savings Plan and Trust. In 2004 account balances for sixteen participants totaling $450,028 were transferred back to the ABN AMRO Group Profit Sharing and Savings Plan and Trust.

     During 2005 and 2004, the following plans merged with and into the Plan:

                                                 MERGER         2005         2004
                 NAME OF PLAN                     DATE      NET ASSETS    NET ASSETS
---------------------------------------------   --------   -----------   -----------
Citibank Texas, National Association 401(k)
Profit Sharing Plan, in connection with
First American Bank                             04/22/05   $28,258,158   $        --

Security Bank, N.A. Profit Sharing Plan, in
connection with First American Bank             04/22/05     1,483,996            --

Banco Nacional De Mexico 401(k) Savings
Plan, in connection with the 2001 acquisition
of Grupo Financiero Banamex-Accival             03/01/05     2,630,459            --

Lava Trading Inc 401(k) Plan Loans              01/03/05        33,801            --

Lava Trading Inc 401(k) Plan                    12/31/04            --     4,018,337

Banamex USA Bancorp 401(k) Plan
Banamex USA Bancorp Money Purchase
Pension Plan                                    07/01/04            --    14,152,932

Forum Financial Group Savings Plan              06/01/04            --     4,185,449

Geneva ESOP Assets, in connection with the
July 1, 2001 transfer of the Geneva ESOP        01/01/04            --       564,812
                                                           -----------   -----------
   Total                                                   $32,406,414   $22,921,530
                                                           -----------   -----------

                             CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


     EMPLOYEE CONTRIBUTIONS

     Eligible employees generally include employees performing services for the Company and participating subsidiaries, as defined in the Plan document. An eligible employee may elect to have a portion of his or her regular pay, which includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of their eligible pay (subject to a statutory limitation of $14,000 for 2005 and $13,000 for 2004) as pre-tax contributions.

     Effective January 1, 2002, Catch-up contributions are also permitted for participants who have attained age 50 in accordance with section 414(v) of the Code by an amount up to 49% of their eligible pay up to $4,000 in 2005, and $3,000 in 2004, bringing those participants' statutory limitation to $18,000 for 2005 and $16,000 for 2004.

     EMPLOYER CONTRIBUTIONS

     If the participant is an eligible employee whose qualifying compensation is $100,000 or less, and has been employed for a minimum period (generally one year for full-time employees), the participant will be eligible for Company Matching Contributions. Participants must contribute to receive Company Matching Contributions. The maximum Company Matching Contributions are the lesser of $1,500 or 3% of eligible pay, as shown on the following chart:

                             MATCHING CONTRIBUTIONS

                              For each $1 contributed
If qualifying compensation    by the participant, the
 for the current year is:    Company will contribute:      To a maximum of:
--------------------------   ------------------------   ----------------------
$0 to $50,000                           $3              The lesser of 3% of
$50,000.01 - $ 75,000                   $2              eligible pay or $1,500
$75,000.01 - $100,000                   $1              annually
Greater than $100,000               No matching contribution will be made.

     PARTICIPANT ACCOUNTS

     FUND TRANSFERS AND ALLOCATION CONTRIBUTIONS

     Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. The Company Matching Contributions made to the participants' accounts must stay in the Citigroup Common Stock Fund for five Plan years, unless the participant has attained age 55.

     A participant may elect to suspend his or her contributions, as soon as administratively practicable, subject to the Plan's notice requirements. Such a participant may thereafter resume contributions as of the first pay period after completing an election, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions as of the first pay period after making such an

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     election, subject to the Plan's notice requirements. A participant may elect to change the allocation of future contributions among the funds daily.

     A participant may elect to transfer the value of his or her contributions in whole increments of 1% to another investment fund or funds, subject to certain restrictions.

     ROLLOVER AND TRANSFER CONTRIBUTIONS

     The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

     INVESTMENT OPTIONS

     Citibank N.A. is the Trustee of the Plan. Plan assets are held in a Trust Fund established under the Plan and are invested in one or more of the funds available for investment.

     Effective October 25, 2004, a fifteen-day hold applies to the Plan's investment funds so that participants cannot transfer money into and out of the same fund within 15 calendar days. This transfer restriction applies to all funds except the Stable Value Fund, which has its own set of restrictions prohibiting transfers into any competing funds, and the Citi Institutional Liquid Reserves Fund.

     The State Street Common Stock Fund is a closed fund. Participants may transfer money from this fund to other investment funds under the Plan, but no additional money may be transferred to the State Street Common Stock Fund.

     VESTING

     The rights of a participant to his or her own pre-tax contributions and any earnings thereon are at all times fully vested and non-forfeitable.

     A participant becomes vested in his or her Company Matching Contribution:

          - Upon completion of three years of service. Once three years of service have been attained, any employer contributions made on a participant's behalf will be immediately vested;

          - If a participant reaches age 55, dies or becomes disabled while in service;

          - In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     Once a participant is vested in his or her employer contributions, those contributions will be available for distribution or rollover once he or she leaves the Company.

     An exception to the three-year vesting schedule is for former participants of the Associates Savings and Profit Sharing Plan, where Zales employees as of March 8, 2001, are fully vested over a five-year period at the rate of 20% per year of service.

     Another exception to the three-year vesting schedule is for the former Geneva ESOP participants at the time of acquisition of Geneva Group Inc. in 2001, where participants are fully vested over a seven-year period at the rate of 10% per year of service for the first four years, then at the rate of 20% for the remaining three years of service.

     For the years ended December 31, 2005 and 2004, gross employer contributions of $70.2 million and $70.0 million, were reduced by allocated forfeitures of $1.0 million and $0.9 million, respectively, resulting in net employer contributions of $69.2 million and $69.1 million, respectively. For the years ended December 31, 2005 and 2004, unallocated forfeitures were $558,314 and $164,540, respectively.

     PARTICIPANT LOANS

     Subject to the Plan's provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at an annual interest rate equal to the prime rate, as published in The Wall Street Journal for the first business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant's vested account balance, or $50,000, less the highest outstanding loan balance in the last twelve months.

     Loan repayments by participants who are employed by the Company are generally made through after-tax payroll deductions. Loan repayments by participants who are no longer employed by the Company are generally made through the Recordkeeper. Loan terms range from 1 to 5 years for general-purpose loans or up to 20 years for the purchase of a primary residence.

     WITHDRAWALS

     Prior to termination of employment, a participant may withdraw, subject to the Plan's notice requirements, all or a portion of the value of his or her rollover contributions account, all or a portion of the vested value of his or her employer contribution if the participant has attained age 59-1/2 or becomes totally and permanently disabled, or all or a certain portion of the value of his or her contributions account in the event of demonstrated financial hardship, subject to the Plan's provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant's account. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

     DISTRIBUTIONS

     A participant, after leaving the Company, can have the total of his or her account distributed in accordance with Plan terms.

     If the value of a participant's account exceeds $5,000, the participant can leave his or her money in the Plan, or the participant may request a distribution at any time in the form of a lump-sum payment or installments. However, if the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70-1/2, or, if the participant is still employed at age 70-1/2, minimum distributions must commence when the participant retires.

     If the value of a participant's account is between $1,000 and $5,000 the Plan will automatically roll the participant's account over to an IRA. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and their account balance is $5,000 or less, the Plan will distribute his or her account as a lump sum distribution and withhold the applicable taxes.

     If the value of a participant's account is less than $1,000, the Plan will distribute the participant's account upon termination of employment.

     Distributions to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized, and unrealized investment gains and losses) allocated to each participant's account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)  SUMMARY OF ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan have been prepared under the accrual basis of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions.

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Plan investments are primarily stated at fair value.

     Stocks and bonds traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the over-the-counter market are valued at their last sale or bid price.

     The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are reported at the last reported sale price on The New York Stock Exchange for the last business day of the year. The shares of the mutual and commingled funds are valued at the net asset value per share as reported by the sponsor of the fund. Funds are valued on a daily basis.

     U.S. Government and Agency Obligations are valued based upon bid quotations for identical or similar obligations.

     The Universal Life Insurance Contract is carried at contract value, which approximates fair value as reported to the Plan by TransAmerica Assurance Company. Since they are benefit responsive, Guaranteed Investment Contracts are valued at contract value, which approximates fair market value.

     Participant loans and short-term money market investments are valued at cost, which approximates fair market value.

     Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

(3)  INVESTMENTS

     A summary of the Plan's investments as of December 31, 2005 and 2004 is listed below. Investments that represent more than 5% of the Plan's net assets are separately identified:

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

                                                     2005              2004
                                               ---------------   ---------------
Investments at Fair Value as Determined by
   Quoted Market Price:
      Citigroup Common Stock                   $ 3,984,754,026   $ 4,244,035,720
      Other Common Stock                             9,958,632        10,165,040
      U.S. Government and Agency Obligations       145,295,459       140,131,422
      Corporate Bonds                               96,135,881       108,859,634
      Foreign Bonds                                 14,674,475        12,850,577
      Smith Barney Aggressive Growth Fund          780,443,308       703,325,834
      Other Mutual Funds                         3,501,238,719     3,002,780,939
                                               ---------------   ---------------
                                                 8,532,500,500     8,222,149,166
                                               ---------------   ---------------
Investments at Estimated Fair Value:
      Other Commingled Funds                       347,523,904       311,506,362
      Invesco SPG 500 Index Trust Fund             899,005,689       881,211,138
                                               ---------------   ---------------
                                                 1,246,529,593     1,192,717,500
Investments at Contract Value:
      Guaranteed Investment Contracts            1,611,360,567     1,578,585,897
      Other Insurance Contracts                        119,064           112,619
                                               ---------------   ---------------
                                                 1,611,479,631     1,578,698,516
                                               ---------------   ---------------
Short Term Investment Funds, at cost                58,420,974        53,031,076
Participant Loans, at Cost                         221,390,267       222,552,909
                                               ---------------   ---------------
         Total Investments                     $11,670,320,965   $11,269,149,167
                                               ===============   ===============

     As of December 31, 2005, and 2004, included in Guaranteed Insurance Contracts are contracts related to Qualified Voluntary Employee Contributions (QVEC) that were discontinued in 1987 as a type of employee contribution. These contracts are frozen to new contributions and participants. At December 31, 2005 and 2004, the Plan held $32.3 million and $34.1 million in QVEC related contracts, respectively. In connection with acquisitions made by the Company or a predecessor company, the Plan's investments as of December 31, 2005 and 2004 also include $10.0 million and $10.2 million, respectively, of State Street Common Stock, a closed fund.

     During the years ended December 31, 2005 and 2004, the Plan's investments (including investments bought and sold during the year) appreciated in value by $309.8 million in 2005 and $389.1 million in 2004, as follows:

                                  2005           2004
                              ------------   ------------
Common stock                  $ 20,615,864   $(42,479,741)
Mutual and commingled funds    302,300,741    429,147,936
Bonds                          (13,104,856)     2,411,181
                              ------------   ------------
                              $309,811,749   $389,079,376
                              ============   ============

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

(4)  NON-PARTICIPANT DIRECTED INVESTMENTS

     Employer Contributions paid to the Plan on behalf of a participant must stay in the Citigroup Common Stock Fund for five plan years. After five plan years, the restriction on the contribution made five years previously lapses, and that portion of contributions and of earnings can be transferred to any of the available investment options.

     This five-year restriction also lapses when the participant reaches age 55. Once a participant is vested in his or her contributions, the funds are non-forfeitable and will become available for distribution or withdrawal in accordance with the terms of the Plan.

     Information about the net assets and significant components of the changes in net assets relating to non-participant directed investment is as follows:

                                                       2005           2004
                                                   ------------   ------------
Net Assets:
   Common Stock                                    $573,603,425   $601,225,682
   Employer Contributions Receivable                 69,237,764     69,083,778
                                                   ------------   ------------
      Total                                        $642,841,189   $670,309,460
Changes in Net Assets:
   Employer Contributions, net of Forfeitures      $ 69,237,764   $ 69,083,778
   Net Appreciation in Fair Value of Investments   $  6,794,394   $ (7,528,541)
   Dividend Income                                 $  9,474,028   $  9,606,172
   Transfer to Unrestricted Investments            $(62,828,666)  $(30,592,097)
   Benefits Paid                                   $(50,145,791)  $(40,056,709)

(5)  INVESTMENT CONTRACTS WITH INSURANCE COMPANY

     Included in the stable value fund are benefit-responsive investment contracts. These funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the investment manager, and State Street Bank, the custodian. Effective October 1, 2005, Standish Mellon replaced Dwight Management Company as the investment manager for the Stable Value Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for Guaranteed Investment Contracts (GICs) as of December 31, 2005 and December 31, 2004, ranged from 2.68% to 7.10% and from 2.68% to 7.35% respectively. The crediting interest rate is based on a formula agreed upon with the issuers. At December 31, 2005 and 2004, the fair market value

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     of GICs amounted to $1,607 million and $1,603.2 million, respectively.

(6)  RISK AND UNCERTAINTIES

     The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.

     The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections and one election that is closed to new contributions. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.

(7)  RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

     Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor as defined by the Plan.

     As of December 1, 2005, certain Plan investments were shares of registered investment companies (mutual funds) that were valued by Salomon Brothers Asset Management Inc. and Smith Barney Fund Management LLC (formerly Mutual Management Corporation). Both were subsidiaries of Citigroup Inc., and together, comprised Citigroup Asset Management (CAM). Effective December 1, 2005, CAM was sold to Legg Mason.

     Certain Plan investments are shares of commingled trust funds managed by State Street Bank and Trust (State Street), and common stock issued by State Street. State Street is the custodian of the Plan's assets.

     At December 31, 2005, Citibank, N.A. was Trustee for the Plan's related trust. Citibank, N.A., is an indirect wholly owned subsidiary of the Company.

     The Company and State Street Corporation created CitiStreet, a joint venture, whereby CitiStreet provides administrative, outsourcing, investment management and investment advisory services to the employee benefit plans of corporate, governmental and other organizations. CitiStreet manages the administration and recordkeeping for the Plan.

(8)  TAX STATUS

     The Internal Revenue Service has determined and informed the Plan by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code and that therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's legal counsel

                              CITIGROUP 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

(9)  PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, either full or partial, all amounts credited to the participants' accounts shall become 100% vested; and therefore, will not be subject to forfeiture.

(10) SUBSEQUENT EVENTS

     Effective January 2, 2006, the Salomon Brothers Investors Value Fund was eliminated in its entirety as an investment option in the Plan. Assets that remained in this fund up to December 30, 2005 were automatically transferred to the Citi Institutional Liquid Reserves Fund.

     Effective April 7, 2006, as a result of the December 1, 2005 sale of CAM to Legg Mason, Inc., the six Smith Barney funds within the Plan were renamed Legg Mason Partner Funds. The investment manager of these funds became a wholly owned subsidiary of Legg Mason.

     Below is a list of the funds and their legacy and new names:

Legacy Name                               New Name
-----------                               --------
Smith Barney Government Securities Fund   Legg Mason Partners Government Securities Fund
Smith Barney Appreciation Fund            Legg Mason Partners Appreciation Fund
Smith Barney Fundamental Value Fund       Legg Mason Partners Fundamental Value Fund
Smith Barney Large Cap Growth Fund        Legg Mason Partners Large Cap Growth Fund
Smith Barney Small Cap Value Fund         Legg Mason Partners Small Cap Value Fund
Smith Barney Aggressive Growth Fund       Legg Mason Partners Aggressive Growth Fund

(11) ACCOUNTING POLICIES NOT YET ADOPTED

     In December 2005, the Financial Accounting Standards Board (FASB) issued staff position (FSP) No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP requires the Plan to value the holdings of benefit responsive investment contracts at fair value with an offsetting asset or liability which, when net against the fair value will equal contract value. Current reporting of this type of investment is just at contract value. This FSP is effective for financial statement periods ending after December 15, 2006, at which time the Plan will adopt it.

                                                           Supplemental Schedule

                              CITIGROUP 401(K) PLAN

          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                                               INTEREST   MATURITY    NUMBER OF                        VALUE
IDENTITY OF ISSUE                                                RATE       DATE     SHARES/UNIT     U.S. COST      AT 12/31/05
-----------------                                              --------  ----------  -----------  --------------  ---------------
CASH AND CASH EQUIVALENTS
* State Street Bank Short Term Investment Fund                  4.178%   12/31/2030   58,420,974  $   58,420,974  $    58,420,974
COMMON STOCK
* State Street Corporation                                                               179,629       3,227,124        9,958,632
* Citigroup Inc.                                                                      82,109,088   1,587,178,310    3,984,754,026
                                                                                                  --------------  ---------------
                                                                                                   1,590,405,434    3,994,712,658
                                                                                                  --------------  ---------------
U.S. GOVERNMENT AND AGENCY  OBLIGATIONS
Federal Home Loan PC Pool E89746                                6.000%     5/1/2017      888,459         930,383          906,901
Federal Home Loan Mortgage Corporation                          6.000%    6/15/2011    5,542,240       6,255,566        5,866,328
Federal Home Loan Mortgage Corporation                          5.750%    4/15/2008    5,042,939       5,578,053        5,151,528
Federal Home Loan Mortgage Corporation                          2.750%   10/15/2006   16,776,509      16,524,862       16,526,506
Federal National Mortgage Association                           6.500%    12/1/2012       75,766          76,240           77,913
Federal National Mortgage Association                           4.500%     1/1/2019    6,285,416       6,139,574        6,130,272
Federal National Mortgage Association                           6.500%    11/1/2012       53,972          54,309           55,501
Federal National Mortgage Association                           6.500%     8/1/2012        3,255           3,280            3,347
Federal National Mortgage Association                           6.375%    6/15/2009    1,298,182       1,372,544        1,363,844
Federal National Mortgage Association                           6.000%    5/15/2008    7,619,331       8,400,015        7,832,650
Federal National Mortgage Association                           5.250%    4/15/2007    5,292,589       5,725,815        5,323,556
Federal National Mortgage Association                           4.625%   10/15/2014    1,797,483       1,817,822        1,776,300
Federal National Mortgage Association                           4.375%   10/15/2006    6,391,051       6,443,202        6,374,626
United States Treasury Notes                                    4.500%   11/15/2015    3,295,386       3,338,123        3,322,418
United States Treasury Notes                                    6.625%    5/15/2007    4,553,624       5,059,456        4,685,961
United States Treasury Notes                                    6.500%   10/15/2006    6,016,575       6,800,380        6,107,997
United States Treasury Notes                                    6.500%    2/15/2010    5,851,806       6,760,386        6,312,408
United States Treasury Notes                                    6.125%    8/15/2007      609,147         669,180          625,280
United States Treasury Notes                                    5.625%    5/15/2008    2,196,924       2,454,034        2,256,825
United States Treasury Notes                                    5.625%    2/15/2006    2,142,001       2,342,420        2,146,017
United States Treasury Notes                                    5.000%    8/15/2011    7,140,002       7,518,489        7,369,539
United States Treasury Notes                                    4.625%    5/15/2006    8,188,534       8,800,099        8,196,854
United States Treasury Notes                                    4.250%    8/15/2014    7,050,128       7,031,615        6,973,014
United States Treasury Notes                                    4.250%    8/15/2013   19,937,084      19,967,056       19,758,746
United States Treasury Notes                                    4.000%    2/15/2015    4,548,631       4,413,398        4,410,039
United States Treasury Notes                                    3.500%    2/15/2010    8,887,555       8,669,202        8,596,630
United States Treasury Notes                                    3.250%    8/15/2008    1,747,553       1,759,172        1,699,155
United States Treasury Notes                                    3.000%    2/15/2008    5,092,869       5,000,361        4,949,433
United States Treasury Bills                                    0.000%    3/16/2006      499,781         494,940          495,871
                                                                                                  --------------  ---------------
                                                                                                     150,399,976      145,295,459
                                                                                                  --------------  ---------------
CORPORATE BONDS
American General Financial Corporation                          5.375%     9/1/2009      359,497         381,052          362,594
American International Group, Inc.                              5.050%    10/1/2015    2,097,064       2,057,052        2,058,121
AT & T Wireless Services Inc.                                   7.500%     5/1/2007      654,084         730,697          676,129
Atlantic Richfield Company                                      5.900%    4/15/2009    1,867,385       1,836,517        1,937,974
Bank America Corporation                                        7.400%    1/15/2011    1,497,903       1,747,798        1,649,976
Bank of America Corporation                                     7.125%    9/15/2006    1,857,399       2,012,946        1,885,151
Bank One Issuance Trust                                         3.940%    4/16/2012    1,398,042       1,397,641        1,358,203
Bellsouth Corporation                                           5.000%   10/15/2006      249,650         250,045          249,990
Bellsouth Corporation                                           4.200%    9/15/2009    1,797,483       1,770,287        1,746,048
Boeing Capital Corporation                                      6.100%     3/1/2011      384,462         374,700          405,078
Burlington North Santa Fe Corporation                           4.875%    1/15/2015    1,797,483       1,794,453        1,762,121
Capital One Bank Medium Term SR                                 6.500%    6/13/2013    1,447,973       1,556,659        1,538,381
Capital One Master Trust                                        4.900%    3/15/2010      948,672         948,273          949,858
Capital One Multi Asset Executive                               4.700%    6/15/2015    1,298,182       1,296,009        1,285,404
Capital One Multi Asset Executive                               3.650%    7/15/2011      699,021         697,738          678,643
Cendant Corporation                                             7.375%    1/15/2013      239,664         271,887          267,759
Chase Manhattan Bank First Union                                7.439%    8/15/2031    1,497,903       1,759,216        1,607,508

                                                           Supplemental Schedule

                              CITIGROUP 401(K) PLAN

          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                                               INTEREST   MATURITY    NUMBER OF                        VALUE
IDENTITY OF ISSUE                                                RATE       DATE     SHARES/UNIT     U.S. COST      AT 12/31/05
-----------------                                              --------  ----------  -----------  --------------  ---------------
CIT Group Inc.                                                  7.375%     4/2/2007      499,301         515,758          513,843
Comcast Cable Communication Inc.                                6.875%    6/15/2009    1,048,532       1,115,298        1,101,305
Conagra Foods Inc.                                              6.000%    9/15/2006    1,917,315       1,909,761        1,930,593
Conoco FDG Company                                              5.450%   10/15/2006      599,161         659,119          601,507
Credit Suisse First Boston Marketing                            5.100%    8/15/2038    1,298,182       1,274,140        1,285,924
Credit Suisse First Boston USA                                  6.125%   11/15/2011      574,196         568,431          602,758
CSX Corporation                                                 6.250%   10/15/2008      219,692         219,115          226,612
CWABS Inc.                                                      1.000%   12/25/2034      400,452         400,452          400,497
Daimler Chrysler North America                                  4.875%    6/15/2010      998,602         995,736          975,022
Daimler Chrysler North America                                  4.050%     6/4/2008      599,161         594,859          583,280
Daimler Chrysler North America                                  6.500%   11/15/2013      499,301         548,492          522,792
Diageo Financial BV                                             5.300%   10/28/2015    1,298,182       1,292,704        1,308,651
Duke Energy Field Services LLC                                  7.875%    8/16/2010    2,396,644       2,747,177        2,650,549
ERP Operation LTD Partnership                                   5.250%    9/15/2014      998,602       1,018,807          994,016
Exelon Corporation                                              4.900%    6/15/2015      858,797         814,166          819,622
FEDEX Corporation                                               6.875%    2/15/2006    1,497,903       1,518,627        1,501,315
Fleet Credit Card Master Trust                                  2.400%    7/15/2008    1,997,203       1,996,706        1,995,386
Freddie Mac                                                     4.500%    1/15/2014    4,393,848       4,285,640        4,312,373
General Electric CAP Corporation                                6.500%   12/10/2007    1,497,903       1,704,628        1,543,172
General Electric CAP Corporation                                5.875%    2/15/2012    1,697,623       1,812,654        1,770,704
General Electric CAP Corporation                                3.500%     5/1/2008      998,602         997,603          969,992
General Mills Incorporated                                      5.125%    2/15/2007      948,672         987,711          947,858
General  Motors Acceptance Corporation                          6.750%    1/15/2006      873,777         896,103          873,200
Goldman Sachs Group, Inc.                                       6.875%    1/15/2011      768,923         766,363          828,340
Goldman Sachs Group, Inc.                                       4.750%    7/15/2013    1,213,301       1,212,918        1,176,866
Greenwich Capital Commercial Funding Corporation                5.277%    4/10/2037    1,298,182       1,304,659        1,305,056
Household Financial Corporation                                 4.750%    5/15/2009    3,295,386       3,401,072        3,259,433
HSBC Financial Corporation                                      6.750%    5/15/2011      299,581         335,935          321,501
International Business Machines                                 5.375%     2/1/2009      399,441         377,416          406,567
International Paper Company                                     5.500%    1/15/2014      399,441         411,664          392,580
J P Morgan Chase Commercial Mortgages Securities                5.329%    1/12/2043    1,398,042       1,404,960        1,421,323
J P Morgan Chase and Company                                    4.600%    1/17/2011    1,398,042       1,396,686        1,371,018
J P Morgan Chase and Company                                    4.500%    1/15/2012    2,776,113       2,714,816        2,684,854
Kraft Foods Inc.                                                4.000%    10/1/2008      599,161         596,597          584,648
Lehman Brothers Holdings Inc.                                   3.500%     8/7/2008    1,348,112       1,342,194        1,301,133
Lockheed Martin Corporation                                     7.650%     5/1/2016      549,231         660,741          654,311
Master Asset Securitization TR                                  4.500%    9/25/2018    1,584,813       1,569,955        1,532,811
MBNA Corporation Service MTN                                    6.125%     3/1/2013      249,650         249,481          264,734
Merrill Lynch and Company Inc.                                  6.000%    2/17/2009      199,720         218,097          205,959
Merrill Lynch and Company Inc.                                  4.250%     2/8/2010      619,133         617,369          602,246
Morgan Stanley Group, Inc.                                      5.800%     4/1/2007      748,951         806,124          756,585
Morgan Stanley Group, Inc.                                      5.300%     3/1/2013    1,098,462       1,094,321        1,100,665
Motorola, Inc.                                                  7.625%   11/15/2010       47,933          54,444           53,284
National Rural Utilities Cooperation Financial                  7.250%     3/1/2012    1,353,105       1,524,045        1,509,101
News American Holdings Inc.                                     9.250%     2/1/2013      499,301         638,107          606,414
News American Inc.                                              5.300%   12/15/2014      259,636         262,487          257,691
Nomura Asset Services Corporation                               6.280%    3/15/2030      338,206         343,061          340,524
Norfolk Southern Corporation                                    8.625%    5/15/2010      499,301         592,111          565,266
Norfolk Southern Corporation                                    5.257%    9/17/2014      998,602       1,007,335        1,007,832
Ohio Power Company                                              5.500%    2/15/2013    2,201,917       2,260,360        2,241,157
Pacific Gas and Election Company                                4.800%     3/1/2014    1,997,203       1,936,708        1,946,329
Phillips Peter Company                                          8.750%    5/25/2010      619,133         739,560          712,190
SBC Communications Inc.                                         5.100%    9/15/2014    1,098,462       1,099,286        1,073,068
Sprint CAP Corporation                                          8.375%    3/15/2012    1,547,833       1,824,969        1,793,881
Sprint CAP Corporation                                          7.625%    1/30/2011      274,615         293,314          302,827
Structured ADJ Rate Mortgage LN Trust                           4.987%    9/25/2034      754,177         774,210          758,687
Time Warner Inc.                                                6.875%     5/1/2012      299,581         334,083          318,897

                                                           Supplemental Schedule

                              CITIGROUP 401(K) PLAN

          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                                               INTEREST   MATURITY    NUMBER OF                        VALUE
IDENTITY OF ISSUE                                                RATE       DATE     SHARES/UNIT     U.S. COST      AT 12/31/05
-----------------                                              --------  ----------  -----------  --------------  ---------------
Toyota Motor Credit Corporation                                 5.500%   12/15/2008    1,697,623       1,609,027        1,729,109
Unilever Capital                                                7.125%    11/1/2010      399,441         435,837          434,930
Valero Energy Corporation                                       6.875%    4/15/2012    1,797,483       2,018,897        1,958,599
Verizon Global Funding Corporation                              7.375%     9/1/2012      499,301         574,835          556,841
Verizon Global Funding Corporation                              7.250%    12/1/2010      459,357         498,301          498,461
Wachovia Corporation                                            3.625%    2/17/2009      499,301         487,827          481,570
Wachovia Corporation                                            6.250%     8/4/2008    1,697,623       1,892,320        1,749,462
Washington Mutual Bank FA                                       6.875%    6/15/2011    1,857,399       1,989,331        2,006,515
Wells Fargo and Company                                         5.125%     9/1/2012    1,497,903       1,560,618        1,507,118
Weyerhaeuser Company                                            6.125%    3/15/2007      122,828         132,156          124,621
WYETH                                                           5.500%    2/15/2016    1,298,182       1,296,988        1,313,258
XTO Energy Inc.                                                 4.900%     2/1/2014    1,298,182       1,236,640        1,267,710
                                                                                                  --------------  ---------------
                                                                                                      97,654,882       96,135,881
                                                                                                  --------------  ---------------
FOREIGN BONDS
Bayerische Landes Bank                                          5.875%    12/1/2008    1,597,763       1,560,814        1,652,192
British Columbia Province Canada                                5.375%   10/29/2008    1,577,791       1,511,019        1,604,761
British Telecommunications Place                                8.125%   12/15/2010      748,951         883,831          852,577
Deutsche Telekom International                                  8.000%    6/15/2010      479,329         564,571          543,449
France Telecom SA                                               7.750%     3/1/2011      399,441         479,052          446,151
Inter American Development Bank                                 5.750%    2/26/2008    1,338,126       1,326,980        1,368,696
Italy REP                                                       5.625%    6/15/2012    1,947,273       2,030,161        2,047,910
National Australia Bank Ltd.                                    8.600%    5/19/2010    1,577,791       1,765,690        1,795,927
South Africa Rep.                                               6.500%     6/2/2014      699,021         697,973          755,817
Telecom Italia CAP                                              5.250%   11/15/2013      599,161         608,998          587,941
Telecom  Italia CAP                                             5.250%    10/1/2015      998,602         992,311          969,923
United Mexican States                                           8.375%    1/14/2011    1,797,483       1,995,316        2,049,131
                                                                                                  --------------  ---------------
                                                                                                      14,416,716       14,674,475
                                                                                                  --------------  ---------------

                                                           Supplemental Schedule

                              CITIGROUP 401(K) PLAN

          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                                               INTEREST   MATURITY    NUMBER OF                        VALUE
IDENTITY OF ISSUE                                                RATE       DATE     SHARES/UNIT     U.S. COST      AT 12/31/05
-----------------                                              --------  ----------  -----------  --------------  ---------------
MUTUAL FUNDS AND COMMINGLED FUNDS
CONSERVATIVE FOCUS FUND
*S&P 500 Flagship Securities Lending Series Fund - Class A                                30,260       5,885,455        7,023,877
*Russell 2000 Index Securities Lending Series Fund - Class A                              42,991         735,003          932,137
*Passive Bond Market Index Securities Lending Fund - Class A                           1,074,025      16,606,206       17,720,338
*Daily Emerging Markets Index Non Lending Series Fund                                     61,862         644,734          990,852
*Daily EAFE Index Securities Lending Series - Class T                                    173,526       2,064,703        2,910,905
MODERATE FOCUS FUND
*S&P 500 Flagship Securities Lending Series Fund - Class A                               384,411      74,537,317       89,228,987
*Russell 2000 Index Securities Lending Series Fund - Class A                             546,214       8,557,323       11,843,023
*Passive Bond Market Index Securities Lending Fund - Class A                           4,548,529      64,770,779       75,046,183
*Daily Emerging Markets Index Non Lending Series Fund                                    785,443       7,152,403       12,580,441
*Daily EAFE Index Securities Lending Series - Class T                                  2,226,091      21,029,350       37,342,669
AGGESSIVE FOCUS FUND
*S&P 500 Flagship Securities Lending Series Fund - Class A                               201,284      39,326,265       46,721,752
*Russell 2000 Index Securities Lending Series Fund - Class A                             285,961       4,731,541        6,200,203
*Passive Bond Market Index Securities Lending Fund - Class A                             793,865      12,001,225       13,097,979
*Daily Emerging Markets Index Non Lending Series Fund                                    411,515       4,050,398        6,591,230
*Daily EAFE Index Securities Lending Series - Class T                                  1,150,124      12,405,443       19,293,328
OTHER FUNDS
*Citifunds Institutional Liquid Reserve Fund                                         446,767,393     446,767,393      446,767,393
Invesco SPG 500 Index Trust Fund                                                      77,062,034     770,149,536      899,005,689
DFA International Value Portfolio IV                                                  22,204,199     250,988,588      323,515,176
Emerging Markets Portfolio II                                                          2,087,950      24,408,548       36,058,896
Euro Pacific Growth Fund                                                               9,980,251     287,814,092      410,188,319
*Russell 2000 Index Securities Lending Fund                                           16,395,177     259,339,215      355,480,229
*Salomon Brothers CAP Fund Inc.                                                        9,491,233     257,116,478      287,014,878
*Salomon Brothers High Yield Bond Fund                                                11,944,999      95,130,761       99,740,739
*Salomon Brothers Investor Fund                                                        7,899,673     132,725,003      161,153,331
*Smith Barney Aggressive Growth Fund                                                   7,009,550     512,727,992      780,443,308
*Smith Barney Appreciation Fund Inc.                                                  27,524,425     334,838,703      395,801,238
*Smith Barney Fundamental Value                                                        4,341,088      59,414,266       65,029,501
*Smith Barney Government Securities Fund                                              10,130,989     101,366,555       98,777,145
*Smith Barney Investment Funds Inc.                                                    3,255,070      69,689,718       75,192,122
*Smith Barney Large CAP Growth Fund                                                   14,538,587     260,621,910      344,709,887
Templeton Developing Markets Trust                                                    14,105,512     251,938,428      330,351,094
Wasatch Small Cap Growth Fund                                                          1,947,106      73,043,085       71,458,771
                                                                                                  --------------  ---------------
                                                                                                   4,462,578,416    5,528,211,620
                                                                                                  --------------  ---------------
GUARANTEED INSURANCE CONTRACTS
Aegon Monumental Contract No. SV04489Q                          4.440%   11/15/2009   20,701,460      20,701,460       20,701,460
AUSA Contract Number SV04244Q                                   4.910%     7/1/2006    8,363,718       8,363,718        8,363,718
Mass Mutual Life Insurance Contract No. 35094                   3.010%    6/30/2008   27,713,919      27,713,919       27,713,919
Mass Mutual Life Insurance Contract No. 35010                   3.900%    6/20/2009   23,908,055      23,908,055       23,908,055
MetLife Insurance Company Contract 28978                        2.680%    4/30/2006    6,268,533       6,268,533        6,268,533
MetLife Insurance Company Contract  28710                       3.350%    6/30/2006   20,843,794      20,843,794       20,843,794
MetLife Insurance Company Contract 28731                        4.710%   11/30/2009   18,108,480      18,108,480       18,108,480
Monumental Life Insurance Contract SV04490Q                     4.480%    3/15/2010   20,707,933      20,707,933       20,707,933
Monumental Life Insurance Contract SV04359Q                     4.410%    4/30/2010    7,522,516       7,522,516        7,522,516
Monumental Life Insurance Contract SV04434Q                     4.370%    8/15/2009   10,593,647      10,593,647       10,593,647
New York Life Insurance Contract GA-31481                       4.130%   11/30/2007    8,900,474       8,900,474        8,900,474
New York Life Insurance Contract GA-31481-003                   3.860%    4/15/2008   16,336,879      16,336,879       16,336,879
New York Life Insurance Contract GA-31481-002                   3.770%    3/31/2008   62,273,251      62,273,251       62,273,251
Principal Capital Management Contract 4-29618-10                4.650%    3/14/2010   41,470,877      41,470,877       41,470,877
Principal Capital Management Contract 4-29618-5                 5.100%    6/30/2006   30,805,437      30,805,437       30,805,437
Principal Capital Management Contract 4-29618-7                 3.850%    3/30/2008   21,898,829      21,898,829       21,898,829
Principal Capital Management Contract 4-29618-9                 4.550%    8/14/2010   31,857,584      31,857,584       31,857,584
Principal Capital Management Contract 4-29618-8                 3.300%    4/29/2007    7,388,212       7,388,212        7,388,212

                                                           Supplemental Schedule

                              CITIGROUP 401(K) PLAN

          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

                                December 31, 2005

                                                               INTEREST   MATURITY    NUMBER OF                        VALUE
IDENTITY OF ISSUE                                                RATE       DATE     SHARES/UNIT     U.S. COST      AT 12/31/05
-----------------                                              --------  ----------  -----------  --------------  ---------------
SunAmerica Life Insurance Contract 5096                         3.980%    4/15/2009   32,778,853      32,778,853       32,778,853
SunAmerica Life Insurance Contract 5104                         3.330%    6/30/2009   27,714,441      27,714,441       27,714,441
Trans Financial Life Insurance Contract SV04358Q                3.270%    1/15/2009   27,664,087      27,664,087       27,664,087
MetLife Insurance Company Contract 16878-2                      4.150%   12/31/2049  480,989,428     480,989,428      480,989,428
MetLife Insurance Company Contract 16878-1                      4.830%     1/1/2099  441,905,103     441,905,103      441,905,103
MetLife Insurance Company Contract GR-8                         4.190%     1/1/2099  182,358,546     182,358,546      182,358,546
MetLife and Annuity - 02/06/07                                  5.000%     2/6/2007    6,767,958       6,767,958        6,767,958
MetLife and Annuity - 01/01/09                                  5.100%     1/1/2009    4,623,977       4,623,977        4,623,977
MetLife and Annuity - 12/31/06                                  6.080%   12/31/2006    7,715,996       7,715,996        7,715,996
MetLife and Annuity - 01/01/06                                  7.100%     1/1/2006    6,455,743       6,455,743        6,455,743
MetLife and Annuity - 12/31/10                                  3.750%   12/31/2010    6,722,837       6,722,837        6,722,837
                                                                                                  --------------  ---------------
                                                                                                   1,611,360,567    1,611,360,567
                                                                                                  --------------  ---------------
OTHER INSURANCE CONTRACT
Universal Life Insurance Contract                               5.000%                                   119,064          119,064

* PARTICIPANT LOANS                          36,175 loans to participants with interest rates of     221,390,267      221,390,267
                                             4.75% to 23.64% with maturities up to 20 years.
                                                                                                  --------------  ---------------
TOTALS                                                                                            $8,206,746,296  $11,670,320,965
                                                                                                  ==============  ===============

*    Parties-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                        CITIGROUP 401(k) PLAN

Date: June 29, 2006


                                        By: /s/ Michael E. Schlein
                                            ------------------------------------
                                            Michael E. Schlein
                                            Head of Global Corporate
                                            Affairs, Human Resources and
                                            Business Practices

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
23.1          Consent of KPMG LLP, Independent Registered Public Accounting
              Firm